SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel Receives R$2.5 billion for the Completion of Copel Telecom Divestment

Companhia Paranaense de Energia – Copel (“Copel” or “Company”), a company that generates, transmits, distributes and sells power, with shares listed on B3 S.A. – Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), NYSE (ELP) and LATIBEX (XCOP, XCOPO, XCOPU), further to the Material Facts 11/20 and 02/21, disclosed on November 9, 2020 and January 14, 2021, respectively, and Notice 25/21, dated July 9, 2021, hereby informs its shareholders and the market in general that, on this date, it has completed the divestment of one hundred percent (100%) of Copel Telecomunicações ("Copel Telecom") shares, held by the Company, to Bordeaux Participações S.A. (“Bordeaux”) — an acquisition vehicle formed by Bordeaux Fundo de Investimento em Participações Multiestratégia (“Bordeaux FIP”) in accordance with applicable legislation—, after meeting all the conditions set forth in the Notice of bidding process DDN Auction no. 01/2020 (“Auction”) and the respective Share Purchase and Sale Agreement (Contrato de Compra e Venda de Ações - CCVA).

The Auction was held on November 9, 2020, and Bordeaux FIP was declared the winner after submitting the highest bid, in the amount of R$2,395,000,000.00. The winning bid represented a 70.94% premium on the minimum bid (R$1,401,090,300.00). The final transaction amount, restated based on the SELIC rate until this date, totaled R$2,506,837,507.29 and has already been fully transferred to Copel. This amount will strengthen the Company's cash position and will be allocated to sustainable investments in the energy business, among others.

This transaction will be recorded in the third quarter 2021 financial statements, with a positive effect of approximately R$1.2 billion in the net income for the year.

The completion of this transaction represents another important step in our strategy focused on our core business of energy, combined with the continuous improvement in operational efficiencies and the highest Corporate Governance standards, creating value for shareholders and society, as well as strengthening the pillars for business continuity.

Curitiba, August 3, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 3, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.